Axalta Coating Systems Two Commerce Square 2001 Market St., Suite 36 Philadelphia, PA 19103 axaltacoatingsystems.com

November 3, 2016

VIA EDGAR

Mr. John Cash, Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., NE, Mail Stop 4631

Washington, D.C. 20549

Re:	Axalta Coating Systems Ltd.
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
Definitive Proxy Statement on Schedule 14A
Filed March 22, 2016
Item 2.02 Form 8-K
Filed April 28, 2016
File No. 1-36733

Dear Mr. Cash:

Axalta Coating Systems Ltd. (the “Company” or “we”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 21, 2016 regarding the Commission’s review of the above-captioned filings of the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the applicable public filing of the Company.

Form 10-K for the Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 76

(14) Income Taxes, page 112

1.	We note your response to prior comment 1. Please address the following:
•	More fully explain the specific nature of the transition-related costs incurred in 2013 and 2014 that you identify as aberrational items and explain how they relate to costs recorded in your financial statements; and
•	In light of the stock based compensation expense incurred in 2015 that you identify as an aberrational item, more fully explain the nature of and reasons for the 2013 and 2014 equity plan changes included under projected future events, including why the charges significantly decline after 2018.

Response: In response to the Staff’s comment regarding the specific nature of the transition-related costs incurred in 2013 and 2014 identified as aberrational and how they relate to costs recorded in the financial statements, please see the following table. With the exception of our stock based compensation adjustment, the aberrational items for our U.S. valuation allowance assessment were also included as adjustments to calculate Adjusted EBITDA as set forth in the table appearing on pages 42 and 127 of our Form 10-K for the Year Ended December 31, 2015. We respectfully note that we have provided the staff with additional clarity on our stock based compensation adjustment in our previous response on October 7th, 2016. Additionally, we have provided explanations for each respective adjustment and how they relate to costs recorded in our financial statements (amounts in millions):

November 3, 2016

	Year Ended December 31, 2014			Year Ended December 31, 2013

	U.S. Operations	Non-U.S. Operations	Total Company (1)	U.S. Operations	Non-U.S. Operations	Total Company (1)
Termination benefits and other employee-related costs (a)	$0.9	$17.5	$18.4	$48.7	$98.8	$147.5
Consulting and advisory fees (b)	18.1	18.2	36.3	44.6	10.1	54.7
Transition-related costs (c)	48.2	53.6	101.8	4.8	24.5	29.3

Total	$67.2	$89.3	$156.5	$98.1	$133.4	$231.5

(a)	Represents expenses primarily related to employee termination benefits, including our initiative to improve the overall cost structure within the Company, and other employee-related costs. Termination benefits include the costs associated with our headcount initiatives for the establishment of new roles and elimination of old roles and other costs associated with cost saving opportunities that were related to our transition from DuPont to a standalone company.

(b)	Represents fees paid to consultants, advisors and other third-party professional organizations for professional services rendered in conjunction with the acquisition and the transition from DuPont to a standalone company.

(c)	Represents charges associated with the transition from DuPont to a standalone company, including branding and marketing, information technology related costs and facility transition costs.

(1)	Amounts agree to the Company’s reconciliation of net income (loss) to the EBITDA and Adjusted EBITDA measures included in the Company’s Form 10-K for the Year Ended December 31, 2015.

In response to the Staff’s comments regarding the nature of and reason for the 2013 and 2014 equity plan charges included under projected future events, as well as the significant decline after 2018, the Company respectfully provides the following table and offers additional explanations below (amounts in millions):

	2016	2017	2018	2019	2020	2021	2022	2023	2024
2013 and 2014 grants	$48.0	$48.0	$48.0	$—	$—	$—	$—	$—	$—
2015 grants	22.5	7.6	1.7	—	—	—	—	—	—
Forecasted future grants	2.5	5.4	6.3	7.0	7.0	7.0	7.0	7.0	7.0

Total	$73.0	$61.0	$56.0	$7.0	$7.0	$7.0	$7.0	$7.0	$7.0

In 2013 and 2014, the Company granted 14.2 million non-qualified, service-based stock options to U.S. employees with strike prices ranging from $5.92 to $11.84 under the 2013 Plan. In April 2015, Carlyle ceased to hold a majority of the Company’s ownership, which triggered a “change of control event” under the Company’s 2013 Plan and resulted in the immediate vesting of U.S. employee-held stock options issued under the 2013 Plan. In the months following the “change of control event” through December 31, 2015, 5.1 million of the 2013 Plan stock options held by U.S. employees were exercised when the fair market value (“FMV”) ranged from $27.93 to $35.50. These exercises accounted for the majority of the $116.6 million tax-deductible charge in 2015 discussed in our previous response. In projecting future events, the Company assumed that all remaining outstanding 2013 Plan U.S. employee-held stock options as of December 31, 2015 (8.4 million) would be exercised in years 2016 through 2018 at a FMV of $26.65, which represented the Company’s closing stock price on December 31, 2015. Based on these assumptions, the Company estimated $48.0 million of annual tax-deductible charges in years 2016 through 2018, and zero thereafter. This accounts for the significant decline after 2018, with the remaining amount explained below.

November 3, 2016

In 2015, the Company granted 1.1 million non-qualified, service-based stock options to certain U.S. employees and directors under the 2014 Plan with strike prices between $25.34 and $34.80 per share. Options granted under the 2014 Plan vest ratably over three years and expire after ten years. Additionally, the Company granted 0.9 million shares of restricted stock awards and 0.5 million restricted stock units to U.S. employees at fair values between $25.34 and $34.80. A portion of these awards (0.4 million) vest ratably over three years, while others (1.0 million) were granted to certain members of management and cliff vest over two and three year periods. In projecting future events relating to the 2014 Plan, the Company made the following assumptions:

•	The 1.1 million non-qualified, service-based stock options granted in 2015 were not considered in the projected future events given that the majority of the options were “underwater” as of the date of this analysis.
•	The 0.4 million restricted stock units and awards granted in 2015 that vest ratably over three years were assumed to be an annual event that would recur in years 2016 through 2024 of our analysis (assumed tax deduction at FMV of $26.65).
•	The 1.0 million restricted stock awards and units granted in 2015 to certain members of management that cliff vest in years two and three were considered to be a non-recurring event as these were utilized for retention given the change of control event. As a result, we did not assume any expenses beyond 2018. This assumption accounts for the remaining decline in the charges after 2018.

The Company believes that the approach related to stock options/compensation is a conservative approach given the uncertainty of employee exercises and the inability of the Company to influence its employees’ exercise decisions, the Company’s inability to estimate stock price fluctuations that would impact deductible amounts, and the ability for employee stock option holders to maintain their options through the 10-year expiration period from the date of the award grant. In addition, the Company respectfully notes to the Staff that forecasting future stock option exercises and the related tax deductions based on the current fair value of the stock price is generally not considered in the determination of whether a valuation allowance is needed. However, given the magnitude of the potential future tax-deductible charges, the Company felt it was prudent to consider.

2.	Based on all the information you have provided in your response letters, it appears to us you should revise your Critical Accounting Policy disclosures in future filings to more fully disclose and discuss the critical policies and estimates you use to determine if the realization of your deferred tax assets is more likely than not. Please ensure your disclosures adequately address both the positive and negative evidence you consider. Please also ensure your disclosures quantify and discuss the sources of taxable income you rely on to support your assertion that the realization of your deferred tax assets is more likely than not.

Response: In response to the Staff’s comment, in future Form 10-K filings, the Company will provide more detailed disclosures with respect to the aforementioned factors that influenced the Company’s determination as to the realization of our deferred tax assets within our Critical Accounting Policy disclosures.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (215) 255-4335 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Robert W. Bryant

Robert W. Bryant
Executive Vice President and Chief Financial Officer

Enclosures

cc: (via email)

Michael F. Finn of Axalta Coating Systems Ltd.

Jeffrey Gordon, Division of Corporation Finance

Anne McConnell, Division of Corporation Finance

Sherry Haywood, Division of Corporation Finance

Craig Slivka, Division of Corporation Finance

Patrick H. Shannon, Latham & Watkins LLP

Jason M. Licht, Latham & Watkins LLP